October 7, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
Jennifer Fugario, Staff Accountant
Division of Corporation Finance

Re:	Dynamics Research Corporation.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
Form 8-K/A Filed September 16, 2011
File No. 001-34135

Dear Mr. Gilmore:

We have received the comments of the reviewing Staff of the Commission as set forth in a comment letter dated September 23, 2011 (the “Comment Letter”) relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Annual Report”) and Amendment No. 1 to Form 8-K Filed September 16, 2011, of Dynamics Research Corporation (the “Company”). We are in the process of preparing the Company’s responses to those comments and we will provide those responses to the Commission on or before October 17, 2011.

If you have any questions, please feel free to contact me at (978) 289-1616.

Sincerely,

/s/ Richard A. Covel
Richard A. Covel
Vice President and General Counsel